

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 18, 2017

<u>Via E-mail</u>
Ms. Laura C. Fulton
Chief Financial Officer
Hi-Crush Partners LP
Three Riverway
Suite 1350
Houston, Texas 77056

> **Re: Hi-Crush Partners LP**
> **Form 10-K for Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 1-35630**

Dear Ms. Fulton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining